Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Kinetics Mutual Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 24, 2014

VIA EDGAR TRANSMISSION

Ms. Kathy Churko
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:          KINETICS MUTUAL FUNDS, INC. (the “Company”)
Securities Act Registration No: 333-78275
Investment Company Act Registration No: 811-09303
KINETICS PORTFOLIOS TRUST (the “Trust”)
Investment Company Act Registration No: 811-09923

Dear Ms. Churko:

This correspondence is being filed in response to the verbal comments and suggestions given to Kinetics Mutual Funds, Inc. (the “Company”), Kinetics Portfolios Trust (the “Trust”) and U.S. Bancorp Fund Services, LLC (“USBFS”) by the U.S. Securities and Exchange Commission (the “Commission” or “Staff”) on June 26, 2014, regarding the recent review of the Annual Report on Form N-CSR dated December 31, 2013 for the Company and the Trust (the “Form N-CSR”).  The Form N-CSR was filed via EDGAR on March 10, 2014 (SEC Accession No. 0000891804-14-000306).

The Company is comprised of eight series of mutual funds, all of which are open-end management investment companies (the “Funds”).  The Trust is comprised of eight series of mutual funds (the “Master Portfolios”), all of which are non-diversified, open-end management investment companies, except the Global Portfolio which is diversified.  The Funds and Master Portfolios are set up in a master/feeder fund structure whereby each Fund is a feeder fund that invests all of its investable assets in a “master” Portfolio.  Kinetics Asset Management LLC (the “Adviser”) serves as the investment adviser to the Portfolios.

In connection with this response to the Staff’s comments, the Trust and the Company, on behalf of their respective series named herein, hereby state the following:

(1)
The Trust/the Company acknowledges that, in connection with the comments made by the Staff on the Form N-CSR, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the document;

(2)
The Trust/the Company acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust/the Company.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s and/or the Company’s responses.

1.
Staff Comment:  The Staff requests that the Trust confirm that if any of the Master Portfolios currently disclosed to be non-diversified companies have operated as a diversified company for more than three years, the Master Portfolio will not operate again as a non-diversified company unless it obtains shareholder approval to operate as a non-diversified company in accordance with Allied Capital Corporation, SEC Staff No-Action Letter (Jan. 3, 1989).

Response:  The Trust and USBFS monitor the Master Portfolios for compliance with Section 13(a) and Rule 13a-1 under the Investment Company Act of 1940, as amended.  The Trust represents that if any of the Master Portfolios operate as a diversified company for more than three years, the Master Portfolio will not operate again as a non-diversified company unless it obtains shareholder approval to operate as a non-diversified company.  The Registration Statement for the Master Portfolios will then also be modified to update disclosure accordingly.

2.
Staff Comment:  The Staff notes the Trust’s general statement in Note 1 of the Notes to Financial Statements to the Form N-CSR that the Master Portfolios are “non-diversified” series of the Trust.  The Staff also notes that the Prospectuses and Statement of Additional Information for the Company dated April 30, 2014 state that the Master Portfolios and Funds are non-diversified, except the Global Portfolio and Global Fund, respectively.  The Staff requests that the Trust and the Company clarify the two statements.

Response:  The Trust and the Company respond that the Global Portfolio and Global Fund became diversified in the fourth quarter of 2013 as a result of operating as a diversified company for more than three years.  Accordingly, the Trust and the Company updated the Trust’s and the Company’s Prospectuses and Statements of Additional Information to disclose the subclassification status of the Global Portfolio and Global Fund as diversified when the Trust and the Company filed their annual updating amendments to their registration statements in late April, 2014.  On a going forward basis, in the event the status of a Master Portfolio and Fund change during a fiscal period from non-diversified to diversified, the Trust and the Company will include appropriate disclosure of such subclassification status in the annual or semi-annual report on Form N-CSR for the fiscal period.

3.
Staff Comment:  The Staff notes that Chapter 5, Paragraph 51 of the American Institute of CPAs’ Audit & Accounting Guide indicates that the financial highlights section of a master fund organized as a partnership should include its total return.

Response:  The Trust responds that on a going forward basis, the Trust will include the total return of the Master Portfolios in the financial highlights section of the Trust’s semi-annual and annual reports on Form N-CSR.

4.
Staff Comment:  The Staff notes that Item 27(b)(7)(i) – Management’s Discussion of Fund Performance (the “MDFP”) specifies that a Fund must discuss the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser, including the use of derivatives, that materially affected the Fund’s performance during the most recently completed fiscal year.  [Emphasis added]

Response:  The Trust responds that on a going forward basis, the Trust’s investment adviser and its portfolio managers will include a discussion of the investment strategies and techniques used by the Fund’s investment adviser, including the use of derivatives, that materially affected the Fund’s performance during the most recently completed fiscal year in the MDFP.

5.
Staff Comment:  The Staff notes that the Expense Example tables for the Funds starting on page 21 of the Form N-CSR should show actual and hypothetical expense values only after expense reimbursements and should not show expenses before expense reimbursements.

Response:  The Trust responds that on a going forward basis the Company will show each Fund’s actual and hypothetical expenses (after expense reimbursements) and will not show expenses before expense reimbursements in accordance with Item 27(d)(1) of Form N-1A.

6.
Staff Comment:  The Staff notes that the Statement of Assets & Liabilities of the Internet Fund on page 28 of the Form N-CSR includes as an asset a receivable from the Adviser in the amount of $280 but the Statement of Operations for the Internet Fund does not include a corresponding expense reimbursement.  The Staff requests that the Company provide an explanation of this receivable and how it was resolved.

Response:  The Company responds that the expense reimbursement receivable for the Internet Fund is related to an adjustment that the Company reclassified on the Company’s financial statements during the audit.  The Company intends to send a memorandum for payment to the Adviser to reimburse the Internet Fund and after the Adviser makes payment the receivable will be eliminated from the Company’s books.

7.
Staff Comment: The Staff notes that the Fund Fees and Expenses tables in the Funds’ Prospectuses state that the Adviser has agreed to waive management fees and reimburse Fund expenses so that Net Annual Fund Operating Expenses do not exceed certain amounts, excluding AFFE, for shares of each Fund class through May 1, 2015, while the Form N-CSR describes the Adviser’s fee waiver and expense reimbursement as voluntary.  The Staff requests that the Company clarify the inconsistent statements.

Response:  The Company responds that the Adviser’s fee waiver and expense reimbursement is voluntary in that the Adviser does not have a written operating expenses limitation agreement with the Company.  However, Form N-1A requires expense reimbursement or fee waiver arrangements to be in effect for no less than one year from the effective date of the Fund’s registration statement in order to show one caption showing the amount of the expense reimbursement or fee waiver, and a second caption showing the Fund’s net expenses after subtracting the fee reimbursement or expense waiver from the total fund operating expenses.  See Form N-1A, Item 3, Instruction 3(e).  Consistent with Form N-1A, in order to show each Fund’s expense limitation in the Fund’s Fee Table in the Prospectus, the Adviser has agreed to the expense limitation through at least May 1, 2015 and disclosed the arrangement accordingly.  By agreeing to voluntarily waive fees and reimburse expenses through May 1, 2015 and disclosing such arrangement in the Funds’ Prospectuses, the Adviser has made a binding commitment to shareholders through May 1, 2015.  However, on a going forward basis in order to clarify the arrangement and maintain consistency between the Funds’ Prospectuses and annual reports on Form N-CSR, the Funds will revise the relevant footnote in the Funds’ Fee Table to the following:

Kinetics Asset Management LLC, the investment adviser to the [Name of Portfolio] of the Kinetics Portfolio Trust (the “Investment Adviser”), has voluntarily agreed to waive management fees and reimburse Fund expenses so that Net Annual Fund Operating Expenses do not exceed [   ]% and [   ]%, excluding AFFE, for [Name of Class] shares, respectively, through [date].  These waivers and reimbursements may be discontinued at any time by the Investment Adviser after [date].

In addition, on a going forward basis in order to clarify the arrangement and maintain further consistency between the Funds’ Prospectuses and reports on Form N-CSR, the Company will revise the first full paragraph on page 55 of the Form N-CSR to the following:

The Adviser has voluntarily agreed to waive a portion of its advisory fee and/or reimburse certain operating expenses as deemed appropriate through at least [date].  The Adviser may discontinue the voluntary waiver/reimbursement at any time after [date]; these waivers/reimbursements are not subject to recapture.

If you have any questions regarding the enclosed, please do not hesitate to contact Michelle M. Nelson, Esq. of USBFS at (414) 765-6611 or the undersigned at (914) 703-6900.

Very truly yours,

KINETICS MUTUAL FUNDS, INC.

/s/ Jay Kesslen
Jay Kesslen
Vice President

cc:  Drinker Biddle & Reath LLP